Exhibit 99.2

TURQUOISE HILL RESOURCES LTD.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In respect of the Annual of shareholders of Turquoise Hill Resources Ltd. (the “Corporation”) held May 8, 2014 (the “Meeting”), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

Election of Directors – Seven nominees were set forth in the Corporation’s Management Proxy Circular, dated March 26, 2014. Ms. Virginia Flood, Mr. Warren Goodman, Ms. Isabelle Hudon and Mr. Charles Lenegan did not stand for re-election.

According to votes received by the scrutineer, the Chairman declared that the shareholders approved the election as directors all nominees named in the accompanying Management Proxy Circular:

	For	Withheld	% of Votes Cast For (rounded)
Rowena Albones	1,671,023,972	125,580,502	93.01
Jill Gardiner	1,658,922,790	137,681,684	92.34
R. Peter Gillin	1,658,851,017	137,753,457	92.33
David Klingner	1,790,223,012	6,381,462	99.64
Kay Priestly	1,782,185,217	14,419,257	99.20
Russel C. Robertson	1,665,567,837	131,036,637	92.71
Jeffery D. Tygesen	1,673,064,165	123,540,309	93.12

Appointment of Auditors – According to votes received by the scrutineer, the Chairman declared that the shareholders approved the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

	For	Withheld	% of Votes Cast For (rounded)
Total Votes	1,795,638,806	965,668	99.95

Dated at Vancouver, British Columbia this 12th day of May, 2014.

By:	“Dustin S. Isaacs”
Dustin S. Isaacs
General Counsel and Corporate Secretary